Exhibit 99.1

VIÑA CONCHA Y TORO REPORTS

FOURTH QUARTER AND TWELVE MONTHS 2014 RESULTS

Santiago, Chile, March 24th, 2015 - Viña Concha y Toro S.A. (“The Company” or “Concha y Toro”) (NYSE: VCO, IPSA: Conchatoro), global leading winery and the principal wine producer and exporter of Chile, announced today its consolidated financial results, stated under IFRS, for the fourth quarter 2014 ended December 31st, 2014. US dollar figures (US$), except export figures, are based on the exchange rate effective December 31st, 2014 (US$1.00 = Ch$ 606.75).

Highlights 4Q2014 v. 4Q2013

•	Total sales increased by 27.5% to Ch$ 177,700 million in the quarter.
•	Total volume sales increased 11.6%.
•	Bottled export markets sales in Chilean pesos increased 33.6%.
•	Chilean domestic sales raised 9.8% totaling Ch$ 26,980 million, where new business sales registered a two digits growth in value and volume.
•	Trivento’s total sales (including bulk and bottled wine shipments to Company’s distribution subsidiaries) increased 17.7% totaling Ch$6.787 million. Export sales registered an increment of 22.9%.
•	Fetzer’s total sales (including bulk and bottled wine shipments to Company’s distribution subsidiaries) increased 18.6% totaling Ch$19,166 million. Domestic sales registered an increase of 23.7%.
•	Net income rose 21.8% to Ch$13,500 million.
•	Operating Income plus depreciation and amortization increased 42.4% to Ch$27,778 million, the figure over sales reached 15.6%.

Highlights 12M2014 v. 12M2013

•	Total sales increased 22.6% to Ch$ 583,313 million in 2014.
•	Bottled export markets sales in Chilean pesos increased 29.1%.
•	Bottled export price increased 1.9% in US$.
•	Chilean domestic sales registered a growth of 13.9% totaling Ch$101,626 million, Domestic sales of new business (liquor, beer and others) represented 41.0% of total bottled domestic sales.
•	Fetzer’s total sales (including bulk and bottled wine shipments to Company’s distribution subsidiaries) increased 11.1% totaling Ch$63,041 million.
•	Net income increased 29.8% to Ch$43,051 million.
•	Operating Income plus depreciation and amortization increased 52.2% to Ch$84,296 million, this figure over sales reached 14.5%.

Summary

In the fourth quarter of 2014, net sales increased by 27.5% totaling Ch$177,700 million, as a resultant of higher commercialized volumes and higher exchange rate..

In the fourth quarter, bottled sales increased 26.8% in value reaching Ch$173,502 million and 11.0% in volume totaling 9.5 million of nine liter cases (wine). The increase was driven by Export Markets which increased 33.4% in value to Ch$124,536 million and 14.7% in volume, exporting 6.9 million of nine liter cases. In addition, sales were beneficiated by higher exchange rate in most of the traded currencies.

Fetzer’s total wine sales to third parties (excluding shipments to distribution subsidiaries) in Chilean pesos increased 21.2% during the fourth quarter of 2014. The increase in sales was the resultant of a combined effect of a higher average sales price in Domestic Markets, in US$ dollars, and lower average sales price in Export Market, in addition with higher commercialized volume in domestic sales.

In the quarter, Argentinean total wine sales to third parties (excluding shipments to distribution subsidiaries) increased 7.5% in value and 15.4% in volume. The rise in sales was mainly driven by the sales in export markets, where sales registered an increase of 9.9%.

In the quarter, the operating income plus depreciation and amortization increased 42.4% to Ch$27,778 million. The growth is explained by higher commercialized volumes and higher exchange rate based on a weaker peso against the currencies that we trade. In the fourth quarter, the Chilean peso depreciated against the US dollar by 15.9%, Sterling Pound by 13.5%, Euro by 6.5% and Brazilian Real by 3.7%. On the other hand, the SG&A registered an increase of 32.2% due to higher distribution costs carried out by the increase in sales through our distribution subsidiaries in the export markets. In terms of percentage over sales, the SG&A kept similar levels in comparison with the fourth quarter of 2013.

In this quarter, the net income attributable to owners of the company increased 21.8% to Ch$13,500 million explained by the effects above mentioned.

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Fourth Quarter 2014 Results

Total Revenues

Company revenues increased 27.5% totaling Ch$177,700 million in the fourth quarter, as a resultant of increases in Export Sales (Chile & Argentina), Chilean Domestic Market (Wine & New Business) and US Domestic Market.

Table 1

Total Sales

Total Sales (*) (in Ch$ million)	4Q14	4Q13	Change (%)	12M 2014	12M 2013	Change (%)
Chile Domestic Market - wine	15,210	15,024	1.2%	59,981	57,233	4.8%
Chile Domestic Market - new business	11,770	9,546	23.3%	41,645	31,955	30.3%
Export markets(1)	124,536	93,369	33.4%	396,185	306,519	29.3%
Argentina Domestic	1,395	1,380	1.1%	4,451	6,140	-27.5%
Argentina Exports (2)	4,017	3,655	9.9%	16,382	14,216	15.2%
U.S.A. Domestic	16,478	13,326	23.7%	52,252	46,602	12.1%
U.S.A. Exports (2)	1,080	1,156	-6.5%	4,875	4,464	9.2%
Other Revenues	3,215	1,876	71.3%	7,542	8,492	-11.2%
Total Sales	177,700	139,333	27.5%	583,313	475,622	22.6%

Total Volume (*) (thousand liters)	4Q14	4Q13	Change (%)	12M 2014	12M 2013	Change (%)
Chile Domestic Market - wine	15,284	14,866	2.8%	62,688	59,179	5.9%
Chile Domestic Market - New Business	6,110	5,439	12.3%	22,056	17,223	28.1%
Export markets (1)	61,699	53,779	14.7%	201,486	181,985	10.7%
Argentina Domestic	1,785	1,193	49.6%	5,027	4,959	1.4%
Argentina Exports (2)	2,415	2,446	-1.3%	9,941	9,888	0.5%
U.S.A. Domestic	5,257	5,094	3.2%	17,977	18,511	-2.9%
U.S.A. Exports (2)	340	411	-17.1%	1,590	1,586	0.2%
Total Volume	92,890	83,229	11.6%	320,765	293,331	9.4%

Average Price (per liter)	Currency
Chile Domestic Market - wine	Ch$	995.2	1,005.9	-1.1%	957.0	965.9	-0.9%
Export Markets	US$	3.40	3.40	-0.1%	3.47	3.41	1.9%
Argentina Domestic	US$	1.86	2.62	-28.8%	1.89	2.74	-30.9%
Argentina Exports	US$	3.02	3.17	-4.8%	3.14	3.17	-0.7%
U.S.A. Domestic	US$	5.31	5.07	4.7%	5.23	5.10	2.6%
U.S.A. Exports	US$	5.31	5.44	-2.5%	5.40	5.68	-4.9%

(1) Export Volumes include exports to third parties and sales volumes of the company’s distribution subsidiaries (UK, Nordics, Brazil, Singapore, Mexico).

(2) This figure excludes shipments to the company’s distribution subsidiaries.

(*) This figure includes bulk wine sales.

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Export Sales

Export revenues from Chile and sales of distribution subsidiaries increased 33.4% to Ch$124,536 million as compared to Ch$93,369 million in 4Q 2013. The increase in sales was driven by higher exported volumes, a flat export price and a higher exchange rate. The exchange rate, keeping similar positive trend during 2014, had a beneficial impact in revenues as a resultant of a weaker Chilean Peso which depreciated against US dollar (15.9%), Sterling Pound (13.5%), Euro (6.5%) and Brazilian Real (3.7%), benefiting Concha y Toro’s incomes which are exposed in approximately 80% to foreign currencies.

Total export sales and volume (including exports from Chile, Argentina, Fetzer and sales of Distribution Subsidiaries) increased by 32.0% to Ch$129,633 million and 13.8% to 7.2 million nine liter cases, respectively, during the fourth quarter of 2014.

Graph 1

Total Export Bottled Volume by Region

(Considers Exports from Chile, Argentina, Fetzer and Distribution Subsidiaries)

4th Quarter 2014

Most of export regions registered considerable growths in volume, leaded by South America which increased 31.2% its export sales in volume, followed by Asia (23.1%), Africa & Others (21.3%), Europe (14.1%), Central America & Caribbean (5.9%) and US (1.5%). Canada (-0.4%) registered a slightly decrease during the quarter.

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Domestic Sales, Chile

Total domestic wine sales increased 1.2% in value totaling Ch$15,210 million, similar trend in terms of volume, where sales registered an increase of 2.8%, totaling 1.7 million nine liter cases. The average sale price dropped 1.1%.

The increase in value reflects higher sales in value in the Premium segment (12.7%) and a decrease Non-Premium segment (2.8%). In terms of volume, both categories (Premium and Non-Premium) also registered increases of 14.4% and 1.9%, respectively. Premium (and above) categories represented 9.1% of the domestic volume and 33.1% of the domestic bottled sales in pesos.

Chile Domestic Sales-new business

Domestic sales of new business, carried out by the domestic distribution subsidiary “Comercial Peumo”, including premium beer and spirits registered growth of 23.3% totaling Ch$11,770 million in terms of value and 12.3% in terms of volume. The mentioned rise was driven by an increase in beers (25.3%), non-alcoholics (16.2%) and spirits (24.6%), in terms of value.

Argentinean Operations

Total sales from the Argentine operation (excluding shipments to distribution subsidiaries) registered an increase of 7.5% to Ch$5,412 million showing higher volumes in both, exports sales (9.9%) and domestic sales (1.1%).

In the fourth quarter, export sales totaled 198 thousand of nine liter cases, representing a decrease of 1.3% in volume over same period of the last year offset by a weaker Argentinean peso.

Regarding the domestic market, the 4Q 2014 registered an increase in total volume sales of 49.6% totaling 198 thousand of nine liter cases.

U.S.A (Fetzer)

In the fourth quarter of 2014, Fetzer’s total sales (excluding shipments to distribution subsidiaries) increased 21.2% totaling Ch$17,559 million, driven by an increase in domestic sales of 23.7% in terms of value. The rise in value is explained by an increase in the average sales price (4.7%), which is part of the Fetzer’s strategy to focus its wines in higher segments.

The export total sales registered a decrease of 6.5% in comparison to 4Q 2013, driven by a decrease of 17.1% in volume and 2.5% in the average export price, offset by a higher exchange rate during the quarter.

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Other Revenues

Other revenues, comprising fees for bottling services and sales of fruit, increased 71.3% to Ch$3,215 million, in comparison to the 4Q 2013.

Cost of Sales

In the quarter, the total cost of sales increased 21.3% to Ch$109,221 million (US$ 180.0 million) from Ch$90,012 million (US$148.4 million) in 4Q 2013. The cost of sales as a percentage of total sales decreased to 61.5% from 64.6%.

The gross margin increased to 38.5% from 35.4%, higher total sales and volumes and higher exchange rate by the depreciation of the Chilean peso against most of the export currencies.

Selling, General and Administrative Expenses

Selling, General and Administrative Expenses (Distribution costs and Administrative expenses) increased 32.2% to Ch$47,052 million (US$77.5 million) in 4Q14 compared to Ch$35,593 million (US$58.7 million) in 4Q13. As a percentage of sales, SG&A increased to 26.5% from 25.5% in 4Q13. The higher volume commercialized during the 4Q2014 impacted the distribution costs, registered a substantial growth in comparison to same period in 2013. The SG&A was also impacted by a higher exchange rate, increasing the expenses in the foreign operations which are nominated in foreign currencies.

Operating Income

Operating Income (Gross Revenue, Distribution cost and Administrative expenses) increased 56.1% to Ch$21,427 million in 4Q 2014 compared to Ch$13,728 million in 4Q 2013. The operating margin as a percentage of sales increased to 12.1% from 9.9% in 4Q 2013. The mentioned growth is based on major sales and higher exchange rate.

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Other Results by Function

The Other Results by Function (Other Income, Other Expenses, Financial Income, Financial Expenses, Participation of Associates, Exchange Differences and Expenses by Adjustment Units) registered losses of Ch$3,924 million as compared to a gain of Ch$98.9 million in 4Q13, mainly due to a lower Exchange Difference in the same three month period. Regarding to the Exchange difference, the company continued with its policy of exchange rate hedging and fixing strategy to its exports.

Financial expenses registered an increase of 20.3% totaling Ch$2,939 million in the quarter, in comparison to the Ch$2,444 million obtained during the same period of 2013.

As of December 31st, 2014, Net Financial Debt1 amounted to Ch$216,629 million, representing a decrease of Ch$8,959 million as compared to the Net Financial Debt as of December 31st, 2013.

Net Income and Earnings per Share (EPS)

Net Income attributable to owners of the company raised 21.8%, totaling Ch$13,500 million. Based on 747,005,982 weighted average shares, Concha y Toro’s earnings totaled Ch$18.1 per share in comparison to Ch$14.8 registered during the 4Q 2013.

1 Net Financial Debt: Other current financial liabilities + Other non-current financial liabilities - Cash and cash equivalents - Derivatives.

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Twelve Months 2014 Results

Total Revenues

Company revenues increased 22.6% totaling Ch$583,313 million during the twelve months of 2014, as a resultant of increases in most of the markets, highlighting the increase in export markets (CL, AR & US).

Export revenues

Total export sales from Chile and sales of distribution subsidiaries increased 29.3% to Ch$396,185 million in comparison to Ch$306,519 million registered in 2013. The increase was driven by an increase of 10.7% in the commercialized volume, higher exchange rate and average export price. Regarding average prices, export prices increased 1.9% in US dollars. In terms of exchange rate, during the 2014, the Chilean Peso depreciated against US dollar (15.2%), Sterling Pound (21.4%), Euro (15.2%) and Brazilian Real (5.6%).

Total export sales (including exports from Chile, Argentina, United States and Distribution Subsidiaries) increased by 28.4% to Ch$417,442 million and 10.1% to 23.7 million nine liter cases, during 2014.

Graph 2

Total Export Bottled Volume by Region

(Considers Exports from Chile, Argentina, Fetzer and Distribution Subsidiaries)

Twelve Months 2014

In 2014, all export regions registered growth in volume, leaded by South America (15.6%), Asia (12.7%) and Europe (11.3%), registering two digits growth in terms of volume. Africa & Others (8.2%), Canada (6.4%), US (1.9%) and Central America & Caribbean (1.9%), also registered growth during 2014.

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Domestic Sales, Chile

Total domestic wine sales increased 4.8% in value totaling Ch$59,981 million, similar trend in terms of volume, where sales registered an increase of 5.9%, totaling 7.0 million of nine liter cases.

The increase in value reflects major sales in the Premium segment (21.0%) and a decrease in Non-Premium segment (0.2%), which reflects the strategy of grow in premium (and above) segments. In terms of volume, both categories (Premium and Non-Premium) registered increases of 20.1% and 5.0%, respectively. Premium (and above) categories represented 7.2% of the domestic volume and 28.0% of the domestic bottled wine sales in Chilean pesos.

Chile Domestic Sales-new business

Domestic sales of new business carried out by the domestic distribution subsidiary “Comercial Peumo”, including mineral water, premium beer and spirits, totaled Ch$41,645 million. The increase of 30.3%, in value, is driven by two digits growth in the distribution of spirits, beer, energy drinks and mineral water.

Argentinean Operations

Revenues from our Argentine business (excluding shipments to distribution subsidiaries) increased 2.3% to Ch$20,833 million due to a combined effect of an increase in export sales (15.2%) and a decreased in domestic sales (27.5%). Prices have shown a drop in both, export market (0.7%) and domestic market (30.9%), in US dollars. In both markets, the decrease in average sales price, in US dollars, was influenced by the depreciation of the Argentinean peso. In Argentinean peso, the export sale price increase 47.4% to Ars $25.5 per liter. The domestic market registered an increase of 3.8%, in Argentinean peso, which is below the depreciation of the Argentinean peso against US dollar and Chilean peso.

In 2014, Trivento’s exports totaled 1.1 million of nine liter cases, representing an increase of 0.5% in volume in comparison to the same period of 2013. Domestic volume in the Argentine market totaled 559 thousand of nine liter cases, representing a rise of 1.4% in comparison to 2013.

U.S.A (Fetzer)

In 2014, Fetzer’s total sales (excluding shipments to distribution subsidiaries) increased 11.9% totaling Ch$57,127 commercializing 2.2 million of nine liter cases.

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In terms of volume, during 2014 export sales increased 0.2% and domestic sales decreased 2.9%, respective to the same period of 2013. The accumulative drop in volume in domestic market was partially offset by an increase of commercialized volume in the fourth quarter.

Other Revenues

Other revenues decreased 11.2% to Ch$7,542 million in comparison to the same period of 2013.

Cost of Sales

In 2014, the total cost of sales rose 16.4% to Ch$362,601million from Ch$311,381 million in the 2013. Cost of sales as a percentage of total sales dropped from 65.5% in 2013 to 62.2% in 2014.

Finally, the gross margin reached 37.8% in comparison to the 34.5% registered in the same period of 2013.

Selling, General and Administrative Expenses

Selling, General and Administrative Expenses (Distribution costs and Administrative expenses) increased 22.9% to Ch$156,830 million. As a percentage over sales, SG&A registered similar levels in comparison to 2013 (26.9% against 26.8%). The increase in SG&A is mainly explained by the distribution subsidiaries that have started their operations since 2008 and have their expenses in foreign currencies.

Operating Income

Operating Income (Gross Revenue, Distribution cost and Administrative expenses) increased 74.4% to Ch$63,882 million compared to the Ch$36,625 million registered in 2013. As a percentage of sales, the operating margin increased to 11.0% from 7.7%, showing an inflection point regarding previous years, as a resultant of higher commercialized volumes and higher exchange rates.

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Other Results by Function

The Other Results by Function (Other Income, Other Expenses, Financial Income, Financial Expenses, Participation of Associates, Exchange Differences and Expenses by Adjustment Units) obtained a loss of Ch$7,484 million, 230.0% lower than the profit obtained during 2013, mainly explained by a lower exchange difference during the same period. Regarding the Exchange Difference, the company continued with its policy of exchange rate hedging and fixing strategy to its exports. The profit obtained for this concept during the 2014 reached Ch$2,232 million.

During 2014, financial expenses have increased 6.5% to Ch$10,342 million compared to the Ch$9,710 million obtained in 2013.

As of December 31st, 2014, Net Financial Debt2 amounted to Ch$216,629 million, representing a decrease of Ch$8,959 million as compared to the Net Financial Debt as of December 31st, 2013.

Net Income and Earnings per Share (EPS)

Net income increased 29.8% reaching Ch$43,051 million in 2014. In the same period of 2013, the Net Income totaled Ch$33,174 million. As a resultant, on a basis of 747,005,982 weighted average shares, Concha y Toro’s earnings per share registered Ch$57.6, in comparison to the Ch$44.4 totaled in 2013.

2 Net Financial Debt: Other current financial liabilities + Other non-current financial liabilities - Cash and cash equivalents - Derivatives.

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Balance Sheet

Assets

As of December 31st, 2014, Concha y Toro consolidated assets totaled Ch$918,011 million, representing an increase of 8.0% in comparison to December 31st, 2013, mainly due to a higher level of Cash and cash equivalents and Inventories.

Liabilities

As of December 31st, 2014, Net Financial Debt3 amounted to Ch$216,629 million, representing a decrease of Ch$8,959 million as compared to the Net Financial Debt as of December 31st, 2013.

In addition, the reduction in Net Financial Debt was offset by the impact of the exchange rate. Considering that approximately 50% of the Financial Debt is nominated in US dollars, the depreciation of the Chilean peso against the US dollar partially reduced the effect of the payments made during 2014.

* * * * *

About Viña Concha y Toro

Viña Concha y Toro is South America’s leading wine producer whose products are distributed in 145 countries. Founded in 1883 by Don Melchor Concha y Toro, the Company produces and markets fine wines under the labels: Don Melchor, Amelia, Terrunyo, Marqués de Casa Concha, Trio, Casillero del Diablo, Sunrise and Frontera. The Company cultivates around 9,125 hectares of vineyards in Chile; 1,143 hectares in Argentina and 469 in the U.S (As of December 31st, 2014).

Viña Concha y Toro has been listed on the Santiago Stock Exchange since 1933 under the ticker symbol “Conchatoro”. In 1994, it became the first winery in the world to be listed on the New York Stock Exchange, under the ticker symbol “VCO”. The Company has 3,435 employees and is headquartered in Santiago, Chile (As of December 31st, 2014).

Forward Looking Statements

This press release may contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the financial condition, results of operations and business of the Company and certain plans and objectives of the Company with respect to these items. Forward-looking statements may be identified by the use of words such as “anticipate”, “continue”, “estimate”, “expect”, “intend”, “may”, “believe” and similar expressions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that occur in the future. There are a number of factors that could cause results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include: levels of consumer spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by the Company and its competitors, raw materials costs, future exchange and interest rates, as well as other risk factors referred in the Company’s filings with the Securities and Exchange Commission.

3 Net Financial Debt: Other current financial liabilities + Other non-current financial liabilities - Cash and cash equivalents - Derivatives.

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Viña Concha y Toro S.A.

Consolidated Income Statement

In thousand Chilean pesos

	4Q2014	4Q2013	Change	12M 2014	12M 2013	Change
STATEMENT OF INCOME BY FUNCTION	Th. Ch$	Th. Ch$	%	Th. Ch$	Th. Ch$	%

Income from ordinary activities	177,700,495	139,332,912	27.5%	583,313,064	475,622,285	22.6%
Cost of sales	(109,221,209)	(90,017,106)	21.3%	(362,600,878)	(311,387,251)	16.4%

Gross Revenue	68,479,286	49,315,806	38.9%	220,712,186	164,235,034	34.4%

Other income by function	205,360	318,700	-35.6%	1,108,421	881,490	25.7%
Distribution costs	(42,095,934)	(29,660,818)	41.9%	(134,512,755)	(108,403,857)	24.1%
Administrative expenses	(4,956,486)	(5,926,995)	-16.4%	(22,317,304)	(19,206,540)	16.2%
Other expenses by function	(1,171,384)	(509,089)	130.1%	(1,980,063)	(1,293,436)	53.1%
Financial income	262,549	40,981	540.7%	736,622	1,090,228	-32.4%
Financial expenses	(2,938,897)	(2,443,520)	20.3%	(10,342,307)	(9,709,871)	6.5%
Participation in income (loss) of associates and joint-ventures recorded using the equity method	497,745	(40,917)	-1316.5%	3,694,551	1,901,470	94.3%
Exchange differences	515,537	3,192,574	-83.9%	2,231,871	14,224,960	-84.3%
Income/expense by adjustment units	(1,295,398)	(459,785)	181.7%	(2,933,059)	(1,348,350)	117.5%

Income before tax	17,502,378	13,826,936	26.6%	56,398,163	42,371,127	33.1%
Income tax expense	(3,535,612)	(2,581,452)	37.0%	(12,747,100)	(8,762,006)	45.5%

Income	13,966,766	11,245,484	24.2%	43,651,063	33,609,121	29.9%

Income attributable to owners of the company	13,500,212	11,085,621	21.8%	43,051,491	33,173,641	29.8%

Income attributable to non-controling interests	466,554	159,863	191.8%	599,572	435,480	37.7%

Operating Income plus Depreciation and Amortization	27,777,960	19,506,755	42.4%	84,296,486	55,385,334	52.2%

Gross Revenue	68,479,286	49,315,806	38.9%	220,712,186	164,235,034	34.4%
Distribution costs	(42,095,934)	(29,660,818)	41.9%	(134,512,755)	(108,403,857)	24.1%
Administrative expenses	(4,956,486)	(5,926,995)	-16.4%	(22,317,304)	(19,206,540)	16.2%
Depreciation	6,081,706	5,464,096	11.3%	19,371,684	17,779,248	9.0%
Amortization	269,388	314,667	-14.4%	1,042,675	981,449	6.2%
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Viña Concha y Toro S.A.

Consolidated Balance Sheet

In thousand Chilean pesos

	As of	As of
	December 31, 2014	December 31, 2013
Assets

Cash and cash equivalents	30,304,154	12,850,652
Inventories	218,336,130	223,694,941
Accounts receivable	165,117,318	146,709,957
Biological current assets	16,317,102	14,821,587
Other current assets	43,850,459	36,279,191
Total current assets	473,925,163	434,356,328

Property, plant & equipment, net	341,758,199	330,068,153
Investments accounted for using the equity method	20,311,097	17,137,522
Other non current assets	82,016,849	68,301,380
Total non current assets	444,086,145	415,507,055
Total assets	918,011,308	849,863,383

Liabilities
Other current financial liabilities	61,269,989	68,018,532
Other current liabilities	151,376,307	128,690,732
Total current liabilities	212,646,296	196,709,264

Other non-current financial liabilities	216,322,033	185,270,045
Other non current liabilities	46,062,156	37,789,296
Total non current liabilities	262,384,189	223,059,341

Total Liabilities	475,030,485	419,768,605

Equity
Issued capital	84,178,790	84,178,790
Accumulated Profits/(losses)	367,635,107	347,130,684
Other reserves	-10,230,220	-2,094,013
Net equity attributable to parent comp. shareholders	441,583,677	429,215,461
Non-controlling interest	1,397,146	879,317
Total Equity	442,980,823	430,094,778
Total liabilities and Equity	918,011,308	849,863,383
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